PROSPECTUS                                                        333-47995
                                                                  Rule 424(b)(3)


                                    140,000 Shares


                       SOUTHWEST BANCORPORATION OF TEXAS, INC.
                                     COMMON STOCK

     This prospectus (this "Prospectus") relates to the periodic offer and sale of up to an aggregate of 140,000 shares (the "Shares") of Common Stock, $1.00 par value per share ("Common Stock"), of Southwest Bancorporation of Texas, Inc., a Texas corporation (the "Company"), for the account of certain selling shareholders (the "Selling Shareholders") of the Company. See "Selling Shareholders." The offering of Shares hereunder will terminate on or before February 5, 2000.

     The Common Stock is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is listed for trading on The NASDAQ Stock Market ("NASDAQ") under the trading symbol "SWBT." On
April 7, 1998, the last reported sale price of the Common Stock on NASDAQ was $39.25 per share. The Shares may be sold at market prices prevailing at the time of sale or at negotiated prices. The Company will not receive any of the proceeds from the sale of Shares by the Selling Shareholders. Each Selling Shareholder is a party to an Agreement and Plan of Reorganization dated as of February 5, 1998, with the Company, pursuant to which the Company will pay all expenses of registration of the sale of the Shares, estimated at $20,000.

     The address of the executive offices of the Company is 4400 Post Oak Parkway, Houston, Texas 77027, and the telephone number of the Company is (713) 235-8800.

                                   ---------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                   ---------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ---------------

     No person has been authorized to give any information or to make any representation contained or incorporated by reference in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities other than the Common Stock offered by this Prospectus, or an offer to sell or a solicitation of an offer to buy the Common Stock in any jurisdiction to or from any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.


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          The date of this Prospectus is April 7, 1998.

                                AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W.; Washington, D.C. 20549, and at the following Regional Offices of the Commission: Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates, or from the site maintained by the Commission on the Internet World Wide Web at http//www.sec.gov. In addition, copies of reports filed with the Commission may be inspected at the Nasdaq Stock Market, 80 Merritt Boulevard, Trumbull, Connecticut 06611.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Common Stock offered hereby.
Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and in each instance reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

                  INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents, filed with the Commission by the Company pursuant to the Exchange Act, are incorporated herein by reference and made a part of this Prospectus:

          (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997; and

          (ii) Description of the Common Stock contained in the Company's Prospectus dated January 27, 1997, which description is included in the Company's Registration Statement on Form S-1 (Registration Statement No. 333-16509).

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, subsequent to the effective date of this Registration Statement, prior to the filing of a post-effective amendment to this Registration Statement indicating that all securities offered hereby have been sold or deregistering all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Registration Statement, except as so modified or superseded.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner of any of the Common Stock to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been incorporated by reference in this Prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Written or oral requests for such copies should be directed to Controller, Southwest Bancorporation of Texas, Inc., 4400 Post Oak Parkway, Houston, Texas 77027; telephone: (713) 235-8800.

                                 RISK FACTORS

     Prospective purchasers of the Shares offered hereby should carefully review the information contained elsewhere or incorporated by reference in this Prospectus and should particularly consider the following matters. Information contained in this Prospectus contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "anticipates," "intends," "plans," "seeks" or "estimates" or the negative thereof or other variations thereon or comparable terminology. No assurance can be given that the future results covered by the forward-looking statements will be achieved. The following matters constitute cautoinary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors, such as the general state of the economy, could also cause actual results to vary materially from the future results covered in such forward-looking statements.

EXPOSURE TO LOCAL ECONOMIC CONDITIONS

     The Company's success is dependent to a significant extent upon general economic conditions in the Houston metropolitan area. The banking industry in Texas and Houston is affected by general economic conditions such as inflation, recession, unemployment and other factors beyond the Company's control. During the mid-1980's, severely depressed oil and gas prices materially and adversely affected the Texas and Houston economies, causing recession and unemployment in the region and resulting in excess vacancies in the Houston real estate market and elsewhere in the state. Since 1987, the local economy has improved in part due to its expansion into non-energy related industries. As the Houston economy has diversified away from the energy industry, however, it has become more susceptible to adverse effects resulting from recession in the national economy. Economic recession over a prolonged period of time in the Houston area could cause significant increases in nonperforming assets, thereby causing operating losses, impairing liquidity and eroding capital. There can be no assurance that future adverse changes in the local economy would not have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

INTEREST RATE RISK

     The Company's earnings depend to a substantial extent on "rate differentials," i.e., the differences between the income the Company receives from loans, securities and other earning assets, and the interest expense it pays to obtain deposits and other liabilities. These rates are highly sensitive to many factors which are beyond the Company's control, including general economic conditions and the policies of various governmental and regulatory authorities. For example, in an expanding economy, loan demand usually increases and the interest rates charged on loans usually increase. Increases in the discount rate by the Federal Reserve Board usually lead to rising interest rates, which affect the Company's interest income, interest expense and securities portfolio. Also, governmental policies such as the creation of a tax deduction for individual retirement accounts can increase savings and affect the Company's cost of funds. From time to time, maturities of assets and liabilities are not balanced, and a rapid increase or decrease in interest rates could have an adverse effect on the net interest margin and results of operations of the Company. The nature, timing and effect of any future changes in federal monetary and fiscal policies on the Company and its results of operations are not predictable.

COMPETITION

     The banking business is highly competitive, and the profitability of the Company depends principally upon its ability to compete in the Houston metropolitan area. In addition to competing with other commercial and savings banks and savings and loan associations, the Company competes with credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders and governmental organizations that may offer subsidized financing at lower rates than those offered by the Company. Many of such competitors have significantly greater financial and other resources than the Company. Although the Company has been able to compete effectively in the past, no assurance can be given that the Company will continue to be able to compete effectively in the future. Various legislative acts in recent years have led to increased competition among financial institutions. There can be no assurance that the United States Congress will not enact legislation that may further increase competitive pressures on the Company. Competition from both financial and non-financial institutions is expected to continue.

SUPERVISION AND REGULATION

     Bank holding companies and banks operate in a highly regulated environment and are subject to extensive supervision and examination by federal and state regulatory agencies. The Company is subject to the Bank Holding Company Act of 1956, as amended (the "BHCA"), and to regulation and supervision by the Federal Reserve Board. The Company's subsidiary, Southwest Bank of Texas National Association ("SW Bank"), as a national banking association, is subject to regulation and supervision by the OCC and, as a result of the insurance of its deposits, the Federal Deposit Insurance Corporation (the "FDIC"). These regulations are intended primarily for the protection of depositors, rather than for the benefit of investors. The Company and SW Bank are subject to changes in federal and state law, as well as changes in regulation and governmental policies, income tax laws and accounting principles. The effects of any potential changes cannot be predicted but could adversely affect the business and operations of the Company and SW Bank in the future.

     Federal Reserve Board policy requires a bank holding company such as the Company to serve as a source of financial strength to its banking subsidiaries and commit resources to their support. The Federal Reserve Board has required bank holding companies to contribute cash to their troubled bank subsidiaries based upon this "source of strength" regulation, which could have the effect of decreasing funds available for distributions to shareholders.

     The Company's principal source of funds is cash dividends from SW Bank.
The payment of dividends by SW Bank to the Company is subject to restrictions imposed by federal banking laws, regulations and authorities. Without approval of the OCC, dividends in any calendar year may not exceed SW Bank's total net profits for that year, plus its retained profits for the preceding two years, less any required transfers to capital surplus or to a fund for the retirement of any preferred stock. In addition, a dividend may not be paid in excess of a bank's cumulative net profits after deducting bad debts in excess of the allowance for loan losses. As of December 31, 1997, approximately $37.7 million was available for payment of dividends by SW Bank to the Company under these restrictions without regulatory approval.

     The federal banking statutes also prohibit a national bank from making any capital distribution (including a dividend payment), if, after making the distribution, the institution would be "undercapitalized," as defined by statute. In addition, the relevant federal regulatory agencies also have authority to prohibit a national bank from engaging in an unsafe or unsound practice in conducting its business, as determined by the agency. The payment of dividends could be deemed to constitute such an unsafe or unsound practice, depending upon the financial condition of SW Bank. Regulatory authorities could also impose administratively stricter limitations on the ability of SW Bank to pay dividends to the Company if such limits were deemed appropriate to preserve SW Bank's capital.

DEPENDENCE ON KEY PERSONNEL

     The Company and SW Bank are dependent on certain key personnel, including Walter E. Johnson, Paul B. Murphy, Jr., Joseph H. Argue, Yale Smith, Steve D. Stephens, J. Nolan Bedford, Sharon K. Sokol and David C. Farries, each of whom has relationships with customers of SW Bank that the Company considers important to its business. The loss of such individuals or other members of senior management could have an adverse effect on the Company's growth and profitability. Neither the Company nor SW Bank maintains any key man life insurance policy on any of these individuals or any other member of senior management.

CERTAIN CHARTER AND BYLAW PROVISIONS

     The Company's Articles of Incorporation and Bylaws contain certain provisions that could delay, discourage or prevent an attempted acquisition or change of control of the Company. These provisions include (i) a Board of Directors classified into three classes with the directors of each class having staggered, three-year terms, (ii) a provision establishing certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at an annual meeting of shareholders and
(iii) a provision that special meetings of the shareholders of the Company may be called by shareholders only upon the written request of holders of at least

33 1/3% of the outstanding shares of capital stock entitled to vote at any such meeting. The Company's Articles of Incorporation authorize the Board of Directors of the Company to issue shares of preferred stock without shareholder approval and upon such terms as the Board of Directors may determine. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could also have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a controlling interest in the Company.

                                     THE COMPANY

     The principal executive offices of the Company are located at 4400 Post Oak Parkway, Houston, Texas 77027, and its telephone number is (713) 235-8800. Unless the context requires otherwise, references herein to the "Company" include Southwest Bancorporation of Texas, Inc. and its subsidiary, SW Bank.
For additional information regarding the Company, see the documents specified in "Incorporation of Certain Information by Reference."

                                   USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Shares offered hereby.

                                 SELLING SHAREHOLDERS

     The Common Stock covered by this Prospectus is to be offered for the account of the Selling Shareholders. The Selling Shareholders are:


                                                                                          Number of Shares of
                             Number of Shares of Common          Number of Shares of       Common Stock to be
                                Stock Owned Prior                    Common Stock        Owned After Completion
Name of Selling Shareholder         to Offering                   Offered Hereunder          Of Offering
---------------------------  --------------------------          -------------------     ----------------------
Joel Rosenthal                         43,750                           43,750                 - 0 -
Gregory L. Brown                       43,750                           43,750                 - 0 -
Allan D. Rosenthal                     17,500                           17,500                 - 0 -
Norman Rosenthal                       17,500                           17,500                 - 0 -
Larry Sondock                          18,500                           17,500                 1,000


     On February 5, 1998, the Selling Shareholders transferred substantially all of the business and assets of City Financial Services, Inc. ("CFS") and First Republic Capital Corp. ("FRC") to SW Bank in exchange for the Shares, and Joel Rosenthal and Gregory L. Brown entered into three-year Employment Agreements with the Company, pursuant to which they each hold the position of Senior Vice President of SW Bank and manage the business formerly owned by CFS and FRC as a division of SW Bank.

                                 PLAN OF DISTRIBUTION

     The Company has been advised by the Selling Shareholders that the Shares may from time to time be offered for sale either directly by the Selling Shareholders or through underwriters, dealers or agents or on any exchange on which the Shares may from time to time be traded, or in independently negotiated transactions or otherwise; provided that such transactions will not include an underwritten public offering. The Shares may be sold at market prices prevailing at the time of sale or at negotiated prices. The Selling Shareholders and any underwriters, dealers or agents that participate in distribution of the Shares may be deemed to be underwriters, and any profit on sale of the Shares by them and any discounts, commissions or concessions received by any underwriter, dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act. The methods by which the Shares may be sold include (a) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this Prospectus;
(c) exchange distributions and/or secondary distributions in accordance with the rules of NASDAQ; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) privately negotiated transactions.

     The Company has agreed to register for sale under the Securities Act and certain state securities laws the Shares and to indemnify the Selling Shareholders and each person who participates as an underwriter in the offering of the Shares, against certain civil liabilities, including certain liabilities under the Securities Act.

     There can be no assurances that the Selling Shareholders will sell any or all of the Shares offered hereunder.

                                    LEGAL MATTERS

     The validity of the Shares offered hereby has been passed upon by Vinson & Elkins L.L.P., Houston, Texas.

                                       EXPERTS

     The consolidated balance sheet of Southwest Bancorporation of Texas, Inc. and Subsidiary as of December 31, 1997 and 1996 and the consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.